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                            VAN KAMPEN PARTNERS TRUST
                                522 Fifth Avenue
                            New York, New York 10036

                                                               December 17, 2009

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re:  Van Kampen Partners Trust --
          Request for Withdrawal of Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A (File Nos. 333-156932 and 811-22268)

Dear Mr. Greene:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Van Kampen Partners Trust (the "Registrant") hereby requests withdrawal of the Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A (Accession No. 0000950137-09-004172), together with all exhibits filed therewith, which was filed electronically with the Securities and Exchange Commission filed on May 29, 2009 (the "Amendment").

          The Amendment was filed to create summary prospectuses for each series of the Registrant pursuant to new Form N-1A. The Registrant has determined not to utilize summary prospectuses for any of its series at this time as the Board of Trustees of each series of the Registrant has approved a liquidation of each such series effective on or about January 22, 2010. No securities have been issued or sold in connection with the Amendment.

          If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 296-6989.

          Thank you for your assistance in this matter.

                                        Sincerely,

                                        VAN KAMPEN PARTNERS TRUST


                                        By: /s/ Sheri Shreck
                                            -----------------------------
                                            Sheri Schreck
                                            Assistant Secretary